SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
PALOMA P. WANG ♦ (ALSO ADMITTED IN ENGLAND & WALES) ˜ (ALSO ADMITTED IN ILLINOIS) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)
BEIJING
BRUSSELS
FRANKFURT
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
	June 5, 2019	SINGAPORE
TOKYO
TORONTO

Confidential

Mr. Gus Rodriguez, Accounting Branch Chief

Mr. David Irving, Staff Accountant

Mr. Michael Clampitt, Senior Counsel

Mr. Christopher Dunham, Staff Attorney

Division of Corporation Finance
Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 9F Inc. (CIK No. 0001619544)

Response to the Staff’s Comments on Amendment No. 4 to Draft Registration Statement on Form F-1 Confidentially Submitted on April 29, 2019

Dear Mr. Rodriguez, Mr. Irving, Mr. Clampitt and Mr. Dunham:

On behalf of our client, 9F Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 8, 2019.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on April 29, 2019.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated May 8, 2019

General

1.                                      Please revise your next amendment to label the 2016 and 2017 financial statements as ‘Restated’ throughout the document in the appropriate sections, including, but not limited to, the following:

•                  Summary Consolidated Financial Data starting on page 17;

•                  Selected Consolidated Financial Data starting on page 106;

•                  Management’s Discussion and Analysis of Financial Condition and Results of Operations starting on page 110;

•                  Report of Independent Registered Public Accounting Firm;

•                  Face of the Balance Sheets, Statements of Operations, Statements of Comprehensive Income, Statements of Changes in Equity, and Statement of Cash Flows; and

•                  Include a Footnote, such as Footnote 21 in the DRS/A filed March 6, 2019, providing details surrounding the restatement.

The Company respectfully advises the Staff that in the draft registration statements confidentially submitted on February 4, 2019 and March 6, 2019, respectively, the Company labeled the 2016 and 2017 audited financial statements as “Restated” throughout the document in the appropriate sections. After issuance of these prior year financial statements, the Company subsequently issued the financial statements as of and for the year ended December 31, 2018, which were included in the draft registration statement confidentially submitted on April 29, 2019.  The decision to remove the restatement disclosures from the financial statements as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 is supported by ASC 250-10-50-10, which reads as follows:

“50-10  Financial statements of subsequent periods shall not repeat the disclosures required by paragraphs 250-10-50-7 through 50-9.”

Accordingly, the related emphasis-of-a-matter paragraph relating to the restatement previously included in the Report of Independent Registered Public

Accounting Firm has also been removed in the newly issued audit opinion dated April 29, 2019 for the financial statements as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018.

Given the foregoing, the Company believes that the Company has complied with the relevant guidance. The Company respectfully advises the Staff that the 2016 and 2017 audited financial statements had not been previously issued prior to the first confidential submission of the draft registration statement on September 28, 2018, and as such had not been previously relied upon. The Company further respectfully advises the Staff that the disclosure on pages 58, 143 and 144 of the Revised Draft Registration Statement has provided investors with appropriate background and knowledge of the restatements made in previously issued financial statements, and such disclosure clearly stated the underlying material weaknesses in internal control which led to the restatements.

Non-GAAP Financial Measure, page 19

2.                                      We note your response to comment 3 in our letter dated March 18, 2019. It appears that the tax effect of share-based compensation expenses included in the income tax reconciliation on page F-47 should also be included in the Non-GAAP disclosures on pages 20, 109, and 123. For example, Adjusted net income for 2018 should be RMB 2,356,304 thousand to reflect the income tax effect of the share-based compensation expense adjustment. Please revise your next amendment or advise otherwise.

The Company respectfully advises the Staff that as noted in the Company’s response letter submitted on March 6, 2019 to respond to comment #5 contained in the Staff’s letter dated February 14, 2019, the share-based compensation expenses were recorded in the financial statements of 9F Inc., a company incorporated in the Cayman Islands.  Under the current laws of the Cayman Islands, 9F Inc. is not subject to tax on either income or capital gain as such share-based compensation expenses were not deducted in computing income tax expenses, instead the impact of such share-based compensation expenses was removed from the income tax expense calculation as disclosed in the income tax reconciliation on page F-47 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that any increase or decrease in share-based compensation expenses would not result in any change to the Company’s income tax expenses recorded in the consolidated financial statements.  Given the foregoing, the Company believes that it is appropriate to present zero income tax impact relating to the shared based compensation expense adjustment when reconciling net income to adjusted net income in its non-GAAP disclosure.

Summary of Significant Accounting Policies

Revenue Recognition

Cash Incentives, page F-18

3.                                      You disclose that cash incentives provided are accounted as a reduction of transaction price according to ASC 606-10-32-25. You also disclose amounts of cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for the years ended December 31, 2016, 2017 and 2018. The cash incentives paid to existing investors and cash incentives paid to new investors do not reconcile to the cash incentives recognized as a reduction of revenue for 2016, 2017 and 2018. Please clarify how the cash incentives paid to existing investors and cash incentives paid to new investors were accounted for and tell us why these amounts do not reconcile to the cash incentives recognized as a reduction of revenue for the years ended December 31, 2016, 2017 and 2018.

The Company respectfully advises the Staff that the cash incentives paid to existing investors and cash incentives paid to new investors are both accounted for as a reduction of transaction price, and are allocated to loan facilitation and post origination services, two separate performance obligations under ASC 606.

In any given period, revenues allocated to loan facilitation services are recognized at the time a loan is originated between the investor and the borrower (i.e. when the loan principal is transferred to the borrower), which takes into consideration the reduction in transaction price from the cash incentives paid during the same period.  In any given period, revenues allocated to post origination services are recognized on a straight line basis over the term of the underlying loan, causing some of the cash incentives paid in the current period to be deferred and recorded as reduction of revenue in the next period, for those underlying loans that have payment terms crossing a period end. Given the foregoing, the difference between cash incentives paid to the investor and cash incentives recognized as a reduction of revenue is caused by the deferral and the amortization of cash incentives relating to post origination services.

For example, in 2018, total cash incentives paid to investors were RMB25.1 million (inclusive of 23.9 million paid to existing investors and RMB1.2 million paid to new investors), which were treated as a reduction of transaction price when allocating the service fees to the two performance obligations. Out of such total amount of RMB25.1 million, RMB0.8 million were deferred and recognized as a reduction of revenue in 2019, as some of the corresponding post origination services were provided in the next period of 2019.  Similarly, RMB1.5 million of cash incentives paid in 2017 were recorded as a reduction of revenue in 2018, as the corresponding post origination service revenue were only recognized in 2018. Given the foregoing, the total amount of cash incentives recognized as a reduction of revenue in 2018 equaled RMB 25.8 million (RMB25.8 million = RMB25.1 million – RMB0.8 million + RMB1.5 million).

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Elsie Zhou, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Lei Sun, Chairman of the Board of Directors and CEO, 9F Inc.

Yanjun Lin, CFO and Director, 9F Inc.

Ting Zhou, Co-CFO, 9F Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP